NQL
DRILLING TOOLS inc.

1507-4 Street, Nisku, Alberta, Canada T9E 7M9
Tel: (780) 955-8828 Fax: (780) 955-3309
E-mail: investor.info@nql.com
website: http://www.nql.com

04024059

Our File: 300.171

March 16, 2004

VIA COURIER

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
APR 06 2004
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 29 2004
WASH. D.C. 158 SECTION

SUPPL

Dear Sirs/Mesdames;

Re: NQL Drilling Tools Inc. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-2052

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's submission of February 6, 2004:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)			WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1.	Information which the Issuer has made or is required to make public since February 6, 2004 pursuant to the laws of Canada:			
	a.	news releases	immediately	Issuer
		i. March 11, 2004		
	b.	unaudited fourth quarter and year end financial statements for the period ended December 31, 2003	within 60 days from the day to which it is made up	Issuer
		i. December 31, 2003		
2.	Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:			
	a.	the same information as referred to in items 1.a and 1.b above		
3.	Materials which the Issuer has distributed or is required to distribute to its security holders:			
	a.	the same information as referred to in item 1.b above		

We trust you will find the foregoing satisfactory. Should you have further questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

Susan J. Foote
Assistant Corporate Secretary

Enclosures
Delivered

Dlw 4/5

NQL is listed on the Toronto Stock Exchange (NQLA)

FOR IMMEDIATE RELEASE

NQL ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS, APPOINTMENT OF FINANCIAL ADVISOR, FURTHER PROGRESS IN BUSINESS RATIONALIZATION, AND SETTLEMENT OF LITIGATION

March 11, 2004
Nisku, Alberta

NQL Drilling Tools Inc. (TSX – NQL.A) announced today its financial results for the fourth quarter and full year 2003, the appointment of a financial advisor, further progress in business rationalization, and the settlement of litigation.

APPOINTMENT OF FINANCIAL ADVISOR

NQL has formed a special committee of the Board of Directors to consider various options that may be available to the Company to enhance shareholder value. The committee is comprised of R. Tim Swinton (Chair), Bruce Libin and Tom Bates. The special committee has retained Simmons & Company International, a Houston based investment banking firm specializing in the energy industry, to assist the Board of Directors in considering and evaluating strategic alternatives.

FURTHER PROGRESS IN BUSINESS RATIONALIZATION

NQL focused its attention on revitalizing operations and on evaluating all aspects of its operations during the fourth quarter of 2003. Based upon this analysis, the Company has initiated a near term action plan involving the sale or closure of various non-core operations and the rationalization of costs in order to improve financial and operating performance. Management has also instituted certain changes to its organizational, tax, and legal structure that are expected to enhance sales efforts and reduce costs over time. It will likely take until late 2004 for these changes to take full effect.

NQL announces that it has reached an agreement in principle to sell its 20% interest in RTI, LLC, an entity that had developed proprietary technology related to certain casing exiting systems. The transaction, which also includes related inventory held by NQL, is expected to close in the next 14 days and is anticipated to generate US$0.6 million in total proceeds to the Company.

NQL further announces that it has retained other advisors to help it dispose of certain non-core assets. The firm of Ernst & Young in Buenos Aries, Argentina has been engaged to aid in the sale of the Company's manufacturing facility located in Santa Cruz, Bolivia. NQL has also retained Premiere Auctioneers International Inc. of Tulsa, Oklahoma to sell a drilling rig that had been utilized in the testing of certain downhole products.

As a result of the decision to sell certain non-core assets, including the Company's RTI investment, Bolivian operations, and drilling rig, NQL has written down the value associated with these assets to their estimated net realizable value. The total write-down related to these operations totaled $4.5 million on a pre-tax basis and has been recorded in the Company's fourth quarter 2003 results (see below). These write-offs are incremental to the amounts associated with severance obligations and the sale of the Ackerman division that were previously announced.

SETTLEMENT OF LITIGATION

NQL announces the settlement of previously disclosed litigation in which the Company was the defendant. The claims against the Company alleged certain patent infringements and other related matters and sought damages totaling $40 million. The terms of settlement are confidential between the parties. The Company had previously accrued the financial cost of the arrangement into its 2003 financial results.

FOURTH QUARTER AND YEAR END RESULTS

Fourth Quarter Highlights

- Completed financial restructuring through closing a Rights Offering in October (raising nearly $22 million in net proceeds), and the negotiation of a new $55 million debt facility which closed in January 2004;

- Developed plans to merge the Company's Tool and Bit divisions. This was completed in early 2004. These changes are expected to enhance the Company's ability to offer customers performance drilling systems (a downhole mud motor paired with a fit-for-purpose bit) and increased mud motor and bit sales through existing domestic and international sales personnel. These changes are also expected to strengthen operational management through the reallocation of human resources;

- Developed an asset rationalization program, the first steps of which were undertaken in early 2004 through the sale of the Ackerman business, the closing of downhole tools operations in Bolivia, and the decision to sell certain non-core assets. As a result of implementing this rationalization program, the Company recorded significant fourth quarter provisions to reduce the carrying value of non-core assets to their expected net realizable value in anticipation of sale;

- Developed a cost rationalization program, the first steps of which were completed with a general cut in staffing levels in the first week of January; and

- Consolidated the Company's legal and tax structure through the merger of several Canadian companies and the two legal entities in Bolivia. These actions are expected to significantly reduce tax and administrative costs.

Fourth Quarter and YTD Adjustments

During the fourth quarter and full year of 2003, the Company incurred various charges related to: a) the restructuring of the Company; b) the financial difficulties of the Company during 2003; c) the write-down of various non-core assets and discontinued operations to net realizable value in anticipation of sale; and d) various charges associated with changing circumstances and the passage of time. Within this report, these items are referred to as Specific Charges.

The following two tables set forth a summary of the Specific Charges recorded during the fourth quarter and full year 2003 and the overall impact of the Specific Charges on the individual line items of the Company's income statement. Given the number and magnitude of the Specific Charges, management believes the tables below will assist shareholders in better understanding the financial position of the Company. Management has also prepared this information for internal use to better understand the cost structure and profitability of its various operations excluding the Specific Charges. The tables below are not a substitute for the consolidated financial statements included in this report that have been prepared in accordance with generally accepted accounting principles ("GAAP"). The following tables have no standardized meaning under GAAP and may not provide information that is comparable to other companies. Management does not represent that the Specific Charges have not previously been incurred over the past two years or will not be incurred again during the next two years. Management has made no attempt to identify charges in 2002 (if any) that would be similar to the Specific Charges identified for 2003.

(all amounts in C$000s)	**Fourth Quarter 2003**	**Full Year 2003**
Goodwill write-offs	$-	$32,010
Discontinued Operations of Ackerman and Bolivia including charges to write-down assets to realizable value, net of tax	5,513	10,543
Interest and costs related to Company's financial difficulties	396	5,290
Write-off of deferred costs	-	2,714
Severance and contract settlements	1,342	2,341
Inventory adjustments	650	1,727
Doubtful North American accounts receivable	539	1,413
Write-down of test rig to realizable value	1,117	1,117
Doubtful international accounts receivable	250	1,110
Write-off of advances to foreign downhole tool company	-	805
Legal and operational restructuring costs	378	378
Write-down of minor product line to realizable value	290	290
Other	-	791
Total Specific Charges	10,475	60,529
Tax effect of the above	1,838	6,527
Impact on net income of Specific Charges	$8,637	$54,002

For the 3 Months Ended 12/31/03			(Thousands of Canadian Dollars)	Year Ended 12/31/03		
As Reported (1)	Specific Charges (2)			As Reported (1)	Specific Charges (2)	
(a)	(b)	(a) - (b)	(except per share data)	(a)	(b)	(a) - (b)
$ 26,123	$ -	$ 26,123	Revenue	$ 110,495	$ 146	$ 110,641
16,368	(940)	15,428	Direct expenses	60,961	(2,045)	58,916
9,755	940	10,695	Gross margin	49,534	2,191	51,725
11,969	(2,509)	9,460	G&A	44,173	(7,688)	36,485
(2,214)	3,449	1,235	EBITDA (3)	5,361	9,879	15,240
3,440	-	3,440	Amortization	16,667	(2,712)	13,955
(5,654)	3,449	(2,205)	Divisional (loss) income	(11,306)	12,591	1,285
1,540	(396)	1,144	Interest	9,333	(3,241)	6,092
1,041	(1,117)	(76)	Other expenses	2,355	(2,144)	211
(1,278)	-	(1,278)	Foreign exchange (gain) loss	813	-	813
5,513	(5,513)	-	Discontinued Operations	10,543	(10,543)	-
-	-	-	Goodwill impairment	32,010	(32,010)	-
6,816	(7,026)	(210)		55,054	(47,938)	7,116
(12,470)	10,475	(1,995)	(Loss) income before income taxes	(66,360)	60,529	(5,831)
(1,059)	1,838	779	Income tax (recovery) expense	(7,231)	6,527	(704)
$ (11,411)	8,637	(2,774)	Net (loss) income	$ (59,129)	$ 54,002	$ (5,127)
$ (0.27)	$ 0.21	$ (0.06)	Net (Loss) earnings per share - basic	$ (1.87)	$ 1.71	$ (0.16)
41,520,388	41,520,388	41,520,388	Weighted average common shares outstanding	31,681,108	31,681,108	31,681,108

(1) as reported and in accordance with GAAP

(2) as shown in the table above and described more fully in the accompanying report

(3) earnings before interest, income taxes, amortization, other expenses, foreign exchange, discontinued operations and goodwill impairment. The Company considers EBITDA to be a useful financial measure. EBITDA is also a financial measure commonly used in the financial community.

Fourth Quarter Operations Review

Fourth quarter results were negatively impacted by sluggish sales in the Company's Bit division that continued to feel the effects of slow activity levels in the Gulf of Mexico. Results from the Company's Tool division were off marginally on a year-over-year basis, as the Company did not begin to benefit from higher activity levels until early in 2004. These negative influences were partially offset by strong performance in the Company's Fishing division that serviced high Canadian drilling rig activity in the quarter and benefited from recent expansion into the United States.

Outside of the operational impacts discussed above, the Specific Charges recorded during the fourth quarter had a significant negative impact on results and included: a) the write-down, to expected realizable value, of various assets and operations that the Company has deemed to no longer be core to its longer-term strategy; b) severance provisions; c) costs associated with the tax, legal and operational restructuring of the Company; and d) allowances for bad debts and inventory adjustments.

Revenue

Revenue during the fourth quarter of 2003 included $14.2 million (2002 - $15.0 million) from the Tools division, $5.3 million (2002- $8.5 million) from the Bit division and $6.6 million (2002 - $4.4 million) from the Fishing division. Geographically, revenue during the fourth quarter of 2003 in the Tools division was broken down between $3.5 million (2002 - $3.8 million) in Canada, $6.0 million in the United States (2002 - $6.6 million) and $4.7 million (2002 - $4.6) from various international locations, the largest of which was Venezuela at $2.0 million (2002 - $1.7 million).

Expenses and Margins

Gross margins for the fourth quarter of 2003 were 37 percent compared to 43 percent in the comparable period of 2002. Fourth quarter direct costs include approximately $0.9 million in Specific Charges that relate to inventory adjustments in the United States and the write-down of inventory of a minor product line to net realizable value in anticipation of a sale of that product line. After eliminating these Specific Charges, margins for the quarter would have been 41 percent. Fourth quarter 2003 margins reflect strong results from the Fishing Division (fixed costs spread over a higher revenue base) and higher margins from the Bit division (product mix), offset by lower margins in the Tools division (fixed costs spread over a lower revenue base and minor year end accounting adjustments posted in the fourth quarter).

G&A

Administrative costs for the fourth quarter of 2003 total $12.0 million as compared to $10.1 million in the same period of 2002. This increase was due primarily to $2.5 million in Specific Charges which in turn were comprised of $1.3 million in severance costs, $0.4 million in costs associated with the tax, legal and operational restructuring of the Company, and $0.8 million in bad debt provisions in Canada and Venezuela. The Canadian bad debt provision relates to a single customer who has begun to experience financial difficulties while the Venezuelan amounts relate to the financial crisis in that country which has impacted the ability of the Company's customers to pay their bills in a timely manner.

Interest

Interest expense during the quarter was $1.5 million, a significant decline from the $2.2 million recorded in the same period of 2002. The reduction in interest expense was primarily due to a significant decrease in debt levels resulting from the proceeds of two equity issues in 2003 and another in late 2002. The reduction in debt levels was partially offset by Specific Charges of $0.4 million associated with punitive fees and interest penalties charged by the Company's lenders as the Company worked through its financial difficulties.

Other Expenses

Other expenses during the fourth quarter includes $1.1 million in Specific Charges related to the write-down of the Company's drilling rig used for testing purposes to expected net realizable value. The Company expects to dispose of this asset in 2004.

Discontinued Operations

During the fourth quarter, management and the Board conducted an internal analysis of all aspects of the Company and concluded that certain of its assets and operations are no longer central to the longer-term strategy of the Corporation. As a result, NQL has recorded the following in the discontinued operations line of the income statement in the fourth quarter: a) the net impact of the operating results of the discontinued operations; and b) the after-tax impact of writing down the assets of the discontinued operations to their expected net realizable value.

Discontinued operations include the Ackerman division that the Company sold in February of 2004, and the Bolivian operations of the Tools division. The Company has engaged an investment advisor to investigate options for the disposal of the Company's remaining manufacturing assets in Bolivia.

Net Income and Earnings per share

Overall, the Company recorded a net loss of $11.4 million ($0.27/share) during the fourth quarter of 2003 that compares to a loss of $2.5 million ($0.10/share in 2002). After removing the impact of the Specific Charges, the Company would have recorded a net loss of $2.8 million ($0.06/share). The net loss in the fourth quarter of 2003 was impacted, in part, by a low tax recovery rate on pre-tax losses as a result of year-end adjustments and certain interest and penalty charges in Canada and the United States.

Debt Refinancing

Subsequent to year-end, the Company entered into an arrangement with HSBC Bank Canada and HSBC Bank USA for a $55 million (Canadian equivalent) loan facility. This facility, which is available in a combination of Canadian and US funds, is comprised of a $20 million operating line of credit, a $25 million three year term facility and a $10 million short-term note to be repaid over 18 months.

Under Canadian GAAP, the closing of the HSBC financing has resulted in that portion of bank indebtedness repaid from the proceeds of the new, long-term facilities being reclassified from current to long-term in the Company's year-end financial statements. In effect, the December 31, 2003 balance sheet of the Company classifies debt as to current and long term on a basis that reflects the closing of the transaction as if it had occurred at year-end although the transaction itself did not close until after year-end.

Outlook

The Company believes that significant progress has been made in restructuring its operations and that the major financial charges associated with restructuring have been recorded in 2003. On a forward looking basis, it is the expectation of the Company that financial results will not include the numerous charges (including the Specific Charges) that have been recorded in 2003.

Management is currently implementing its operational restructuring plan and will continue pursuing the sale of non-core assets that were written-down to net realizable value at year-end. In addition, the Company believes that its recent restructuring of operational management has resulted in the commitment of the resources necessary to ensure the ongoing operations of the Company are being optimized. This return to an operational focus, combined with the financial and structural changes that are now underway, are expected to return the Company to profitability in 2004.

Non-GAAP Measures

In this report, we have included measures of earnings before goodwill impairment and other charges of an infrequent nature, as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2003 compared to the prior year. We believe that conventional measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, including EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.A.

For further information please contact:

R. Tim Swinton	Dean Livingstone	Kevin Nugent
Chairman of the Board	President and CEO	Sr. VP and CFO
(780) 955-8828	(780) 955-8828	(780) 955-8828
tim.swinton@nql.com	dean.livingstone@nql.com	kevin.nugent@nql.com

Disclosure Regarding Forward – Looking Statements

Statements in this release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings including NQL's annual reports.

Quarterly Financial Results (unaudited)

(Thousands of Canadian dollars, except per share data)	For the three months ended December 31, 2003	2002
Revenue	$26,123	$27,909
Direct expenses	16,368	15,781
Gross margin	9,755	12,128
General and administrative	11,969	10,051
Amortization	3,440	3,979
	15,409	14,030
Loss from continuing operations before undernoted	(5,654)	(1,902)
Interest expense	1,540	2,227
Other expenses	1,041	-
Foreign exchange (gain) loss	(1,278)	215
	1,303	2,442
Loss from continuing operations before income taxes	(6,957)	(4,344)
Income tax recovery	(1,059)	(2,655)
Loss from continuing operations	(5,898)	(1,689)
Loss from discontinued operations	5,513	841
Net loss	$(11,411)	$(2,530)
Loss per common share		
Basic	$(0.27)	$(0.10)
Diluted	$(0.27)	$(0.10)
Weighted average common shares outstanding	41,520,388	24,529,374

Consolidated Balance Sheets (unaudited)

(Thousands of Canadian dollars)	December 31, 2003	December 31, 2002
ASSETS		
CURRENT		
Cash	$1,878	$1,140
Accounts receivable	26,611	34,660
Income taxes recoverable	4,937	6,110
Inventory	30,763	36,098
Prepaid expenses	881	1,246
Future income taxes	-	1,462
Current assets held for sale	5,716	24,059
	70,786	104,775
Other assets	673	788
Future income taxes	7,571	3,934
Capital assets	79,555	95,496
Deferred charges	5,222	7,774
Goodwill	34,390	73,018
Long-term assets held for sale	12,522	19,793
	$210,719	$305,578
LIABILITIES		
CURRENT		
Bank indebtedness	$12,579	$33,759
Accounts payable and accrued liabilities	19,094	19,123
Income taxes payable	662	1,760
Current portion of long-term debt	11,602	54,760
Current liabilities held for sale	762	4,923
	44,699	114,325
Long-term debt	23,861	2,053
Future income taxes	3,253	10,584
Long-term liabilities held for sale	47	61
	71,860	127,023
SHAREHOLDERS' EQUITY		
Capital stock	181,473	135,389
(Deficit) retained earnings	(23,220)	35,909
Cumulative translation adjustment	(19,394)	7,257
	138,859	178,555
	$210,719	$305,578

Consolidated Statements of Operations (unaudited)

(Thousands of Canadian dollars, except share and per share data)	For the year ended December 31, 2003	2002
Revenue	$110,495	$89,224
Direct expenses	60,961	49,342
Gross Margin	49,534	39,882
Expenses		
General and administrative	44,173	27,922
Amortization	16,667	13,508
	60,840	41,430
Loss from continuing operations before undernoted	(11,306)	(1,548)
Interest expense	(9,333)	(5,299)
Other expenses	(2,355)	-
Foreign exchange loss	(813)	(895)
Loss from continuing operations before income taxes and goodwill impairment	(23,807)	(7,742)
Income tax (expense) recovery		
Current	(448)	2,335
Future	7,679	869
	7,231	3,204
Loss from continuing operations before goodwill impairment	(16,576)	(4,538)
Goodwill impairment	32,010	-
Loss from continuing operations	(48,586)	(4,538)
Loss from discontinued operations	10,543	1,339
Net loss	$(59,129)	$(5,877)
Loss per common share		
Loss per common share from continuing operations		
Basic and diluted	$(1.53)	$(0.19)
Loss per common share – net		
Basic and diluted	$(1.87)	$(0.24)
Weighted average common shares outstanding – basic	31,681,108	23,990,324
Weighted average common shares outstanding - diluted	31,762,624	24,248,325

Consolidated Statements of Deficit (unaudited)

(Thousands of Canadian dollars)	For the year ended December 31, 2003	2002
Retained earnings, beginning of year	$ 35,909	$ 41,786
Net loss for the year	(59,129)	(5,877)
(Deficit) retained earnings, end of year	$ (23,220)	$ 35,909

Consolidated Statements of Cash Flow (unaudited)

(Thousands of Canadian dollars)	For the year ended December 31, 2003	2002
Net inflow (outflow) of cash related to the following activities		
OPERATING ACTIVITIES		
Loss from continuing operations	$ (48,586)	$ (4,538)
Items not affecting cash		
Amortization	16,667	13,508
Goodwill impairment	32,010	-
Amortization of deferred financing costs	461	409
Write-down of assets	2,355	-
Future income taxes	(7,679)	(869)
Equity loss	32	55
	(4,740)	8,565
Net change in operating working capital items from continuing operations	8,183	(269)
Cash from continuing operations	3,443	8,296
Cash from discontinued operations	6,155	240
Total cash from operating activities	9,598	8,536
FINANCING ACTIVITIES		
Bank indebtedness – net	(9,628)	6,371
Issuance of capital stock	45,385	25,145
Proceeds from long-term debt	12,845	55,862
Repayment of long-term debt	(44,694)	(23,963)
Cash used in discontinued operations	(3,893)	(482)
Cash provided by financing activities	15	62,933
INVESTING ACTIVITIES		
Other assets	(606)	(101)
Business acquisitions	-	(50,806)
Deferred charges	(465)	(2,998)
Purchase of capital assets	(8,364)	(18,489)
Cash provided by (used in) discontinued operations	560	(1,180)
Cash used in investing activities	(8,875)	(73,574)
Increase (decrease) in cash	738	(2,105)
Cash, beginning of year	1,140	3,245
Cash, end of year	$ 1,878	$ 1,140
Supplementary disclosure of cash flow information		
Interest paid	$ 9,745	$ 4,689
Income taxes (received) paid	$ (486)	$ 4,344